UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lev Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
52730C101
(CUSIP Number)
October 21, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52730C101	13G	Page	2	of	7	Pages

1.	Names of Reporting Persons
	Mast Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0.0%

12.	Type of Reporting Person (See Instructions)

	IA

CUSIP No.	52730C101	13G	Page	3	of	7	Pages

1.	Names of Reporting Persons
	Mast Credit Opportunities I Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Cayman Islands

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0.0%

12.	Type of Reporting Person (See Instructions)

	OO

CUSIP No.	52730C101	13G	Page	4	of	7	Pages

1.	Names of Reporting Persons
	Christopher B. Madison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0.0%

12.	Type of Reporting Person (See Instructions)

	IN

CUSIP No.	52730C101	13G	Page	5	of	7	Pages

1.	Names of Reporting Persons
	David J. Steinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		0

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	0.0%

12.	Type of Reporting Person (See Instructions)

	IN

Item 1.
(a) Name of Issuer: Lev Pharmaceuticals, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 675 Third Avenue, Suite 2200, New York, New York 10017.
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund, Ltd., Mast Capital Management, LLC, David J. Steinberg and Christopher B. Madison, who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which serves as investment adviser for Mast Credit Opportunities I Master Fund, Ltd. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, Harbour Centre, 2nd Floor, North Church Street, George Town, Cayman Islands. The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.
(d) Title and Class of Securities: Common stock, $0.01 par value per share (“Common Stock”).
(e) CUSIP Number: 52730C101.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.
Item 4. Ownership:
The Reporting Persons, as of the date of this filing, report the flowing beneficial ownership:
(a)	Amount beneficially Owned:	0

(b)	Percent of Class:	0.0%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	0
As disclosed in the Form 8-K for ViroPharma Incorporated dated October 21, 2008, on October 21, 2008, HAE Acquisition Corp., a wholly owned subsidiary of ViroPharma Incorporated, (“Merger Sub”) merged (the “Merger”) with and into Lev Pharmaceuticals, Inc. (“Lev”), effective October 21, 2008 (the “Effective Date”), pursuant to the Agreement and Plan of Merger, dated as of July 15, 2008, by and among Lev, ViroPharma Incorporated and Merger Sub (the “Merger Agreement”). As a result of the Merger, the shares of the Issuer’s Common Stock held by the Reporting Persons were exchanged for the right to receive the following merger consideration: (i) an amount equal to $2.25 per share in cash; (ii) 0.042146 of a share of ViroPharma common stock, based on a per share market value of $11.8635 (as determined in accordance with the Merger Agreement), with cash in lieu of any fractional share; and (iii) a contingent value right to receive up to two contingent cash payments of $0.50 each, payable in the future based on the achievement of certain milestones. As a result of the Merger, the beneficial ownership of the Reporting Persons was reduced to zero shares of Common Stock.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
N/A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A.
Item 8. Identification and Classification of Members of the Group:
N/A.
Item 9. Notice of Dissolution of Group:
N/A.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 20, 2009

MAST CAPITAL MANAGEMENT, LLC
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Manager

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

Christopher B. Madison
/s/ Christopher B. Madison

David J. Steinberg
/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 20, 2009, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Lev Pharmaceuticals, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.
March 20, 2009

MAST CAPITAL MANAGEMENT, LLC
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Manager

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

Christopher B. Madison
/s/ Christopher B. Madison

David J. Steinberg
/s/ David J. Steinberg